SAYONA MINING LIMITED
LEVEL 28, 10 EAGLE STREET
BRISBANE, QUEENSLAND 4000

Via EDGAR and Electronic Mail
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Division of Corporation Finance
Office of Energy & Transportation
Attention: Yong Kim, Gus Rodriguez, Claudia Rios and Liz Packebush

RE:       Sayona Mining Limited
 Amendment No. 1 to Registration Statement on Form F-4
 Filed May 16, 2025
 File No. 333-286715
Ladies and Gentlemen:
On behalf of Sayona Mining Limited (“Sayona”), we submit via EDGAR for review by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) the accompanying Amendment No. 2 to Registration Statement on Form F-4 (including certain exhibits) (the “Second Amended Registration Statement”), which is being filed simultaneously with this response letter. The Second Amended Registration Statement reflects Sayona’s responses to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated June 2, 2025 regarding the above-referenced Amendment No. 1 to Registration Statement on Form F-4 that Sayona filed on May 16, 2025 (the “First Amended Registration Statement”), and certain other updated information. For your convenience, Sayona is providing to the Staff a supplemental copy of the Second Amended Registration Statement marked to indicate the changes from the First Amended Registration Statement. Sayona’s Registration Statement on Form F-4 filed on April 24, 2025, as amended, is herein referred to as the “Registration Statement.”
Set forth below are Sayona’s responses to the Staff’s comments. Sayona’s responses below are preceded by the Staff’s comments for ease of reference. Capitalized terms used but not defined herein have the meanings given to them in the Second Amended Registration Statement.
Amendment No. 1 to Registration Statement on Form F-4
Change in Registrant’s Certifying Accountant, page 293
1.
Based on your response to prior comment 6, it appears that your former auditor, Nexia Brisbane Audit Pty Ltd, was acquired by Moore Australia on October 1, 2024 and renamed Moore Australia Audit (QLD) Pty Ltd. If our understanding is correct, please disclose this in your filing.

RESPONSE: Sayona acknowledges the Staff’s comment and advises the Staff that Nexia Brisbane Audit Pty Ltd (“Nexia”) was not acquired by Moore Australia but instead became, effective as of October 1, 2024, an independent member of the Moore Global Network. Becoming a member of the network was accomplished by: (i) changes to Nexia’s directors, and shareholdings, which resulted in (a) four individuals serving as directors of the company, two from Nexia and two from Moore Australia Group (Qld/NNSW) Pty Ltd, each of which is registered as a Registered Company Auditor with the Australian Securities and Investments Commission (meaning an individual public practitioner has satisfied the eligibility requirements prescribed by the Australian Securities and Investments Commission to audit a company or other entities specified under the Australian Corporations Act), as is required by the Australian Corporations Act, and (b) those four individuals equally owning the company personally, (ii) changing its name to Moore Australia Audit (QLD) Pty Ltd and (iii) entering into a service agreement with Moore Australia Group (Qld/NNSW) Pty Ltd for management services provided to Moore Australia Audit (QLD) Pty Ltd in its capacity as an independent member of the Moore Global Network.
Sayona has revised the disclosure on page 294 of the Second Amended Registration Statement to include this information.
2.
It appears you engaged Moore Australia Audit (WA) (“Moore (WA)”) on October 10, 2024 as your registered public accounting firm with respect to the annual financial statements included in this F-4 registration statement since Moore (WA) is registered with the PCAOB. If accurate, please clarify this in your disclosure.

RESPONSE: Sayona acknowledges the Staff’s comment and advises the Staff that it engaged Moore (WA) on October 10, 2024 as its independent registered public accounting firm with respect to the annual financial statements included in the Registration Statement because Moore (WA) is an independent registered public accounting firm with the PCAOB and Moore Australia Audit (QLD) Pty Ltd is not.
Sayona has revised the disclosure on page 293 of the Second Amended Registration Statement in response to the Staff’s comment.
In addition, disclose the current status of your relationship with Moore (WA) and state whether your engagement of Moore (WA) has concluded or continues to be ongoing. To the extent the engagement has concluded, please ensure Moore (WA) provides an Exhibit 16 letter. Refer to Item 14(j) of Form F-4 and Item 16F(a)(3) of Form 20-F.
RESPONSE: Sayona acknowledges the Staff’s comment and advises the Staff that Moore (WA) continues to be Sayona’s independent registered public accounting firm.
Sayona has revised the disclosure on page 293 of the Second Amended Registration Statement in response to the Staff’s comment. Because the engagement of Moore (WA) is ongoing, Sayona has not provided an Exhibit 16 letter from Moore (WA).

3.
We have read your response to prior comment 7 and note that Ernst & Young ("E&Y") is still in the process of completing its U.S. independence procedures and, as such, is not the independent public accounting firm of Sayona for purposes of the PCAOB. We also note your disclosure that E&Y has not been appointed as the independent registered public accounting firm of Sayona. Please address the following comments:

•
Clarify, if true, that E&Y has not been appointed as the independent registered accounting firm of Sayona because E&Y is not registered with the PCAOB. Also disclose, if true, that you expect that E&Y will be registered with the PCAOB by June 30, 2025.

RESPONSE: Sayona acknowledges the Staff’s comment and advises the Staff that E&Y is an independent registered public accounting firm with the PCAOB (Firm ID:1435). However, E&Y has not yet been appointed as Sayona’s independent registered public accounting firm because it has not yet completed its “U.S. independence procedures.” For additional information regarding such procedures, and the status thereof, please see our response below.
Sayona has revised the disclosure on page 293 of the Second Amended Registration Statement to clarify that E&Y is registered with the PCAOB, to disclose why it has not yet been appointed as the independent registered public accounting firm of Sayona and to disclose that E&Y is expected to be appointed as Sayona’s independent registered public accounting firm by June 30, 2025.
•	Explain the “U.S. independence procedures” that are currently in process.
RESPONSE: Sayona acknowledges the Staff’s comment and advises the Staff that the “U.S. independence procedures” are the procedures required to satisfy the requirements of PCAOB Rule 3526(a), which involves the assessment of all relationships between E&Y and both Sayona and Piedmont, including persons in financial reporting oversight roles, for compliance with the Commission’s independence rules. E&Y has substantially completed its procedures to satisfy the requirements of PCAOB Rule 3526(a), and, while the process is ongoing, there have been no independence issues identified to date.
Sayona has revised the disclosure on page 293 of the Second Amended Registration Statement to disclose the status of the U.S. independence procedures and how they relate to the expected appointment of E&Y as Sayona’s independent registered public accounting firm.
•	Disclose which E&Y office in Australia you engaged as your independent auditor.
RESPONSE: Sayona acknowledges the Staff’s comment and advises the Staff that Sayona has engaged the Brisbane, Australia, office of E&Y as Sayona’s independent auditor under the Australian Corporations Act.
Sayona has revised the disclosure on page 293 of the Second Amended Registration Statement in response to the Staff’s comment.

Exhibits
4.
Please have counsel revise the legal opinion to eliminate any broad assumptions of material facts underlying the opinion. For example, assumptions 2(h)(3) and 2(p) appear to assume that the registrant has taken all corporate actions necessary to authorize the issuance of the securities. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

RESPONSE: Sayona acknowledges the Staff’s comment and has filed a revised legal opinion from counsel as an exhibit to the Second Amended Registration Statement, in response to the Staff’s comment.
* * * * *
If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Avner Bengera of Baker Botts L.L.P. at (212) 408-2521.
Very truly yours,
/s/ Lucas Dow
Lucas Dow
Chief Executive Officer

cc: Avner Bengera, Baker Botts L.L.P.